UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934

               KRUPP REALTY LIMITED PARTNERSHIP - V
                         (Name of Issuer)

         UNITS OF INVESTOR LIMITED PARTNERSHIP INTERESTS
                  (Title of Class of Securities)

                           501128 30 0
                          (CUSIP Number)

                    Bonnie D. Podolsky, Esq.
           Gordon Altman Butowsky Weitzen Shalov & Wein
                 114 West 47th Street, 20th Floor
                     New York, New York 10036
                          (212) 626-0800

   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                         January 31, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box  / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

CUSIP No. 501128 30 0


1    NAME OF REPORTING PERSON
          AMERICAN HOLDINGS I, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) / /
                                                                  (b) /X/
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          AF;WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                               / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               814 Units

     8    SHARED VOTING POWER


     9    SOLE DISPOSITIVE POWER
               814 Units

     10   SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          814 Units

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.3%

14   TYPE OF REPORTING PERSON*
          PN

                              SCHEDULE 13D

CUSIP No. 501128 30 0


1    NAME OF REPORTING PERSON
          AMERICAN HOLDINGS I, - GP, INC.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) / /
                                                                  (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                               / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               814 Units

     8    SHARED VOTING POWER


     9    SOLE DISPOSITIVE POWER
               814 Units

     10   SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          814 Units

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.3%

14   TYPE OF REPORTING PERSON*
          CO

                              SCHEDULE 13D

CUSIP No. 501128 30 0


1    NAME OF REPORTING PERSON
          AMERICAN PROPERTY INVESTORS, INC.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) / /
                                                                  (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                               / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               814 Units

     8    SHARED VOTING POWER


     9    SOLE DISPOSITIVE POWER
               814 Units

     10   SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          814 Units

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.3%

14   TYPE OF REPORTING PERSON*
          CO

                              SCHEDULE 13D

CUSIP No. 501128 30 0


1    NAME OF REPORTING PERSON
          LONGACRE CORP.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) / /
                                                                  (b) /X/
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                               / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               380 Units

     8    SHARED VOTING POWER


     9    SOLE DISPOSITIVE POWER
               380 Units

     10   SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          380 Units

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.1%

14   TYPE OF REPORTING PERSON*
          CO

                              SCHEDULE 13D

CUSIP No. 501128 30 0


1    NAME OF REPORTING PERSON
          CARL C. ICAHN

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) / /
                                                                  (b) /X/
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                               / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER


     8    SHARED VOTING POWER
               1194 Units

     9    SOLE DISPOSITIVE POWER


     10   SHARED DISPOSITIVE POWER
               1194 Units

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1194 Units

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.4%

14   TYPE OF REPORTING PERSON*
          IN

Item 1.   Security and Issuer

          This statement relates to units of investor limited partnership interests ("Units") of Krupp Realty Limited Partnership - V, a Massachusetts limited partnership (the "Issuer"). The address of the principle executive offices of the Issuer is 470 Atlantic Avenue, Boston, Massachusetts 02210.

Item 2.   Identity and Background

          This Statement is filed jointly by American Holdings I, L.P. ("AHI"), American Holdings I - GP, Inc. (the "AHI General Partner"), American Property Investors, Inc., ("API"), Longacre Corp. ("Longacre") and Carl C. Icahn (collectively, the
          "Reporting Persons").

          AHI is a Delaware limited partnership.  The AHI General Partner,
          AHI's general partner, is a Delaware corporation which is wholly-owned by American Real Estate Holdings, L.P., a Delaware limited partnership ("AREH"). The general partner of AREH is API, a Delaware corporation which is wholly-owned by Carl C. Icahn.
          Longacre is a Delaware corporation which is wholly-owned by Carl
          C. Icahn. The address of the principal offices of each of AHI, the AHI General Partner, AREH and API is 100 South Bedford Road,
          Mount Kisco, New York 10549. The address of the principal offices of Longacre is 1 Wall Street, New York, New York 10005.
          Mr. Icahn's business address is c/o Icahn Associates Corp., 114
          W. 47th Street, New York, New York 10036.

               AHI and the AHI General Partner were recently formed for the purpose of acquiring Units of the Issuer as well as acquiring the securities of certain other limited partnerships. API is engaged in the business of acting as general partner of AREH. Longacre is principally engaged in the business of investing in securities.

          The name and positions of the executive officers and directors of the AHI General Partner, API and Longacre are set forth below. The business address of each such executive officer and director (other than Mr. Icahn, Mr. Mattner, Mr. Mitchell and Ms. Golden) is 100 South Bedford Road, Mount Kisco, N.Y. 10549. Mr. Mattner's, Mr. Mitchell's and Ms. Golden's business address is c/o Icahn Associates Corp., 114 W. 47th Street, New York, New York 10036. Each such executive officer and director is a citizen of the United States of America. Each executive officer and director listed below (other than Mr. Icahn) disclaims beneficial ownership of the Units beneficially owned by the Reporting Persons.

          Carl C. Icahn            Director and Chairman of the Board
                                   (API); Director (Longacre)
          Alfred D. Kingsley       Director (API)
          William A. Leidesdorf    Director (API)
          Jack G. Wasserman        Director (API)
          John P. Saldarelli       Vice President, Secretary and Treasurer
                                   (API); Director, Secretary and Treasurer
                                   (AHI General Partner)
          Henry J. Gerard          Vice President (AHI General Partner)
          Edward Mattner           President (Longacre)
          Robert J. Mitchell       Vice President and Treasurer (Longacre)
          Gail Golden              Vice President and Secretary (Longacre)

          The following sets forth with respect to each executive officer and director of the AHI General Partner, API and Longacre such persons's (a) name, (b) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or
          occupation is conducted and   material occupations, positions,
          offices or employments during the last five years, giving the starting and ending dates of each and the name, principal business and address of any business corporation or other organization in which such occupation, position, office or employment was carried on.

          CARL C. ICAHN. Carl C. Icahn has been chairman of the Board of Directors of API since November 15, 1990 and the sole director of Longacre since May 24, 1995. Mr. Icahn is also President and a director of Starfire Holding Corporation (formerly Icahn Holding Corporation), a Delaware corporation ("SHC"), and Chairman of the Board and a director of various of SHC's subsidiaries, including ACF Industries, Inc., a New Jersey corporation ("ACF"). SHC is primarily engaged in the business of holding, either directly or through subsidiaries, a majority of the common stock of ACF and its address is 100 South Bedford Road, Mount Kisco, New York 10549. Mr. Icahn has also been Chairman of the Board of Directors of ACF since October 29, 1984 and a director of ACF since June 29, 1984. ACF is a railroad freight and tank car leasing, sales and manufacturing company. He has also been Chairman of the Board of Directors and President of Icahn & Company, Inc. since 1968. Icahn & Co., Inc. is a registered broker-dealer and a member of the National Association of Securities Dealers. In 1979, Mr. Icahn acquired control and presently serves as Chairman of the Board of Directors of Bayswater Realty & Capital Corp., which is a real estate investment and development company ("Bayswater"). ACF, Icahn & Co., Inc. and Bayswater are deemed to be directly or indirectly owned and controlled by Mr. Icahn. Mr. Icahn was Chief Executive Officer and member of the Office of the Chairman of Trans World Airlines, Inc. ("TWA") from November 8, 1988 to January 8, 1993; Chairman of the Board of Directors of TWA from January 3, 1986 to January 8, 1993 and a director of TWA from September 27, 1985 to January 8, 1993. Mr. Icahn also has substantial equity interests in and controls various partnerships and corporations which invest in publicly traded securities.

          ALFRED D. KINGSLEY. Alfred D. Kingsley has served as a director of API since November 15, 1990. He was also Vice Chairman of the Board of Directors of TWA from February 1, 1989 to January 8, 1993 and a member of the Office of the Chairman from November 8, 1988 to January 8, 1993. Mr. Kingsley was a director of TWA from September 27, 1985 to January 8, 1993. He also was a director and executive officer and Director of Research at Icahn & Co., Inc. and related entities from 1968 until December 1994. He also has been Vice Chairman of the Board of Directors of ACF since October 29, 1984 and a Director of ACF since June 29, 1984. Mr. Kingsley has also been a Senior Managing Director of Greenway Partners, L.P. since May 1993, which invests in publicly traded securities.

          WILLIAM A. LEIDESDORF. William A. Leidesdorf has served as a director of API since March 26, 1991. Since April 1995, Mr. Leidesdorf has acted as an independent real estate investment banker. From January 1, 1994 through April 1995, Mr. Leidesdorf was Managing Director of RFG Financial, Inc., a commercial mortgage company. From September 30, 1991 to December 31, 1993, Mr. Leidesdorf was Senior Vice President of Palmieri Asset Management Group. From May 1, 1990 to September 30, 1991, Mr. Leidesdorf was Senior Vice President of Lowe Associates, Inc., a real estate development company, where he was involved in the acquisition of real estate and the asset management workout and disposition of business areas. He also acted as the Northeast Regional Director for Lowe Associates, Inc. From June 1985 to January 30, 1990, Mr. Leidesdorf was Senior Vice President and stockholder of Eastdil Realty, Inc., a real estate company, where he was involved in the asset management workout, disposition of business and financing areas. During the interim period form January 30, 1990 through May 1, 1990, Mr. Leidesdorf was an independent contractor for Eastdil Realty, Inc. on real estate matters.

          JACK G. WASSERMAN. Jack G. Wasserman has served as a director of API since December 3, 1993. Mr. Wasserman is an attorney and a member of the New York State Bar and has been with the New York based law firm of Wasserman, Schneider & Babb since 1966, where he is currently a senior partner.

          JOHN P. SALDARELLI. John P. Saldarelli has served as sole director, Secretary and Treasurer of the AHI General Partner since November 1996. He has also served as Vice President, Secretary and Treasurer of API since March 18, 1991. Mr. Saldarelli was also President of Bayswater Realty Brokerage Corp. from June 1987 until November 19, 1993 and Vice President of Bayswater Realty & Capital Corp. from September 1979 until April 15, 1993, both of which are deemed to be directly or indirectly owned and controlled by Carl C. Icahn.

          HENRY J. GERARD. Mr. Gerard has served as Vice President of the AHI General Partner since November 1996. He has also served as a Vice President and Assistant Secretary of API since March 18, 1991. From January 1988 to May 1991, he was a Vice President of Integrated Resources, Inc., a provider of financial services. From 1981 through 1987 he was a controller at Interstate Properties, a commercial real estate developer/operator.

          EDWARD E. MATTNER. Mr. Mattner has served as President of Longacre since June 6, 1995. Mr. Mattner's present principal occupation is acting as a securities trader for various affiliates of Mr. Icahn. He has served in this capacity since May 1976.

          ROBERT J. MITCHELL. Mr. Mitchell has served as Vice President and Treasurer of Longacre since June 6, 1995. Mr. Mitchell's present principal occupation is acting as Senior Vice President Finance of ACF. ACF is primarily engaged in the business of leasing, selling and manufacturing railroad freight and tank cars and its address is 3301 Rider Trail South, Earth City, Missouri 63045. Mr. Mitchell has served as Executive Vice President Finance since March 1995 and also served as Secretary of ACF since August 1993, Treasurer from December 1984 to March 1995 and Assistant Secretary from September 1986 to August 1993. Mr. Mitchell has also served as Treasurer (since May 1988) and Chief Financial Officer (since March 1995) of American Railcar Industries, Inc., a subsidiary of ACF which is primarily engaged in the business of repairing, refurbishing, painting and maintaining railcars and in manufacturing and selling parts for railcars and other industrial purposes. The address of American Railcar Industries, Inc. is 3301 Rider Trail South, Earth City, Missouri 63045. Mr. Mitchell became the Treasurer of TWA, whose address is One City Centre, 515 N. Sixth Street, St. Louis, Missouri 63101, in 1987 and held that position until he resigned, effective as of January 5, 1993. From March 1982 until November 1984, Mr. Mitchell was a Vice President-Department Head of National Westminster Bank, USA, located at 175 Water Street, New York, N.Y. 10038.

          GAIL GOLDEN. Gail Golden has served as Vice President and Secretary of Longacre since June 6, 1995. She has served as Vice President-Administration of Icahn Associates Corp, which provides administrative services to entities controlled by Mr. Icahn, since May 1985. Ms. Golden also serves as an executive officer of a number of other entities controlled by Mr. Icahn.

          Neither AHI, the AHI General Partner, Longacre or API, nor any executive officer or director of the AHI General Partner, Longacre or API has during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of such laws.

Item 3.   Source and Amount of Funds or Other Consideration

          As of the date hereof, AHI is deemed to directly beneficially own an aggregate of 814 Units (the "AHI Units"). Of such Units, AHI acquired 45 Units pursuant to an offer to purchase up to 4.9% of the outstanding Units (the "AHI Offer") commenced on November 29, 1996 (and terminated on December 6, 1996) for an aggregate purchase price of $17,550 (net of related expenses) and 769 Units pursuant to the Krescent Tender Offer (as hereinafter defined) for an aggregate purchase price of $338,360 (net of related expenses). AHI obtained all of the funds used to acquire the AHI Units from working capital derived from capital contributions from its partners. None of such funds were borrowed. As used herein, "Krescent Tender Offer" refers to a tender offer to purchase up to 25% of the outstanding Units originally commenced by Krescent Partners L.L.C. and AP-GP Prom Partners, Inc. as co-bidders (collectively, "Krescent"). Krescent filed a Tender Offer Statement on Schedule 14D-1 with respect to the Krescent Tender Offer with the Commission on November 21, 1996 (as amended and supplemented, the "Krescent Schedule 14D-1"). AHI, the AHI General Partner and API joined the Krescent Tender Offer as co-bidders on January 10, 1997. Krescent is not affiliated with any of the Reporting Persons.

          Longacre is deemed to directly beneficially own 380 Units. Such Units were acquired in auction transactions through the Chicago Partnership Board for an aggregate purchase price of $82,689 (net of related expenses). Longacre obtained the funds to purchase such Units from its working capital. None of such funds were borrowed or otherwise obtained for the purpose of acquiring Units.

Item 4.   Purpose of Transaction

          Each of the Reporting Persons acquired beneficial ownership of Units for investment purposes based on its expectation that there may be underlying value in the real estate properties owned by the Issuer. Each of the Reporting Persons retains the right, however, to change such investment intent, to acquire further Units or to sell or otherwise dispose of all or part of the Units beneficially owned by such Reporting Persons in any manner permitted by law and in conformity with their obligations with the LFG Standstill Agreement and the Assumption Agreement, as described below in Item 6 and incorporated by reference herein.

          Although the foregoing currently reflects the present plans and intentions of the Reporting Persons, the foregoing is subject to change at any time. The Reporting Persons will, on an on-going basis, continue to evaluate their investment in the Issuer.

Item 5.   Interest in Securities of the Issuer

          (a) and (b)

          As of the date hereof, AHI, the AHI General Partner, API and Mr. Icahn are deemed to beneficially own an aggregate of 814 Units, representing approximately 2.3% of the 35,200 Units stated to be outstanding by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 (the "Form 10-Q"). AHI is deemed to be the direct beneficial owner, and the AHI General Partner, API and Mr. Icahn are deemed to be the indirect beneficial owners of these 814 Units. AHI, the AHI General Partner, API and Mr. Icahn have sole power to direct the vote and sole power to direct the disposition of these Units.

          As of the date hereof, Longacre with Mr. Icahn are deemed to beneficially own 380 Units, representing 1.1% of the outstanding Units (based upon the Form 10-Q). Longacre is deemed to be the direct beneficial owner and Mr. Icahn is deemed to be the indirect beneficial owner of these Units. Longacre and Mr. Icahn have sole power to direct the vote and sole power to direct the disposition of these Units.

          The 1194 Units of which Mr. Icahn is deemed to be the indirect beneficial owner represent 3.4% of the outstanding Units (based upon the Form 10-Q).

          The Reporting Persons may be deemed to constitute a "group" with Krescent for purposes of Section 13(d)(3) of the Securities Exchange Act (the "Exchange Act"). Except as described in Item 6, however, there is no agreement or understanding among the Reporting Persons and Krescent with respect to the purchase, sale or voting, or refraining from purchasing, selling, or voting, Units of the Issuer.

          Neither the filing of this Schedule 13D nor any of its contents shall be deemed an admission that the Reporting Persons are part of a "group" with Krescent or that the Reporting Persons are the beneficial owners of any of the Units held by Krescent. The Reporting Persons expressly disclaim formation of a "group" with Krescent and the Reporting Persons expressly disclaim beneficial ownership of any of Krescent's Units.

     (c) Except for the purchase of Units pursuant to the AHI offer and the Krescent Tender Offer, neither the Reporting Persons, the executive officers and directors listed in Item 2, nor any of their affiliates, have effected any transaction in Units within the past 60 days.

     (d) The Reporting Persons have no knowledge of any other persons who might have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, any Units beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          The information set forth in Item 3, Item 4 and Item 5 above is hereby incorporated by reference herein.

          Pursuant to an Assumption Agreement dated January 8, 1997 between AHI and Liquidity Financial Group, L.P. ("LFG"), AHI agreed to become bound by the restrictions set forth in the Settlement Agreement and Release, dated June 27, 1996, between LFG and The Krupp Corporation ("Krupp"), as amended as of October 8, 1996 and January 6, 1997 (the "LFG Standstill Agreement"), insofar as they relate to the Issuer and certain other limited partnerships sponsored by Krupp. As a result, AHI agreed that, prior to the Standstill Expiration Date (as defined in the LFG Standstill Agreement) it will not and it will cause certain affiliates not to (I) acquire, attempt to acquire or make a proposal to acquire, directly or indirectly, more than 25% of the outstanding Units,
          (ii) propose or propose to enter into, directly or indirectly, any merger, consolidation, business combination, sale or acquisition of assets, liquidation, dissolution or other similar transaction involving the Issuer, (iii) make, or in any way participate, directly or indirectly, in any solicitation of "proxies" or "consents" (as such terms are used in the proxy rules of the Commission) to vote, or seek to advise or influence any person with respect to the voting of any voting securities of the Issuer, (iv) form, join or otherwise participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Issuer unless each member of such group agrees in writing to be bound by the terms of the LFG Standstill Agreement, provided, however, that those affiliates bound by the LFG Standstill Agreement will not be deemed to be acting in a "group" in violation of it solely by virtue of voting in compliance with the LFG Standstill Agreement,
          (v) sell, transfer or assign any Units to any person or entity not bound by the terms and conditions of the LFG Standstill Agreement, or (vi) loan money to, advise, assist or encourage any person in connection with any action restricted or prohibited by the terms of the LFG Standstill Agreement. Longacre and Krupp are parties to a standstill agreement (the "Longacre Standstill Agreement") containing terms similar to those described above relating to a number of limited partnerships sponsored by Krupp. Concurrently with the execution and delivery of the Assumption Agreement, Longacre and Krupp amended the Longacre Standstill Agreement to delete the Issuer from the schedule of partnerships covered thereby.

          In anticipation of AHI, the AHI General Partner and API becoming co-bidders in the Krescent Tender Offer, AHI and its Partners, on the one hand, and Krescent and its members, on the other, entered into a letter agreement, dated as of January 8, 1997 (the "Krescent-AHI Agreement"), relating to the conduct of the Krescent Tender Offer and the purchase by AHI of 41.8% of the Units tendered pursuant thereto. The Krescent-AHI Agreement also provides, among other things, that (i) if, after the exercise and/or expiration of all outstanding options or other rights to acquire an interest in Krescent, the direct and indirect percentage ownership interest of Apollo Real Estate Investment Fund II, L.P. and its affiliates (the "Apollo Group") in Krescent exceed 83.6%, then AHI will be entitled to purchase additional Units from Krescent so that, after giving effect to such purchase, the total percentage of Units purchased by AHI from Krescent equals 50% of such percentage interest of the Apollo Group in Krescent; and (ii) each of AHI and Krescent has the right to initiate a buy/sell procedure at any time after the first anniversary of the expiration of the Krescent Tender Offer (January 31, 1998) and so long as AHI and Krescent (and/or their respective affiliates) own at least 2% of the outstanding Units. The buy/sell procedures provide that either AHI or Krescent may offer to buy Units from the other and the other must either sell such Units to the offering party or buy the offering party's Units at a purchase price per Unit and on such other terms and conditions as set forth in the initiating party's offer. The Krescent-AHI Agreement also contains indemnification provisions pursuant to which the parties agree to indemnify each other in respect to any material misstatements or omissions in certain information provided by each of them in connection with the Krescent Schedule 14D-1 and the offer materials relating to the AHI Offer.

          The discussion herein of the LFG Standstill Agreement, the Assumption Agreement and the Krescent-AHI Agreement is subject to and qualified in its entirety by reference to such agreements, which were filed as exhibits to the Krescent Schedule 14D-1 and are incorporated herein by reference.

          Except as described above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.   Material to Be Filed as Exhibits

          The documents listed below are incorporated by reference as exhibits to this Schedule 13D:

          (a)
          Exhibit 1. Settlement Agreement and Release, dated June 27, 1996, between The Krupp Corporation and Liquidity Financial Group, L.P.

                         (filed on November 21, 1997 as Exhibit (c)(1) to the Krescent Schedule 14D-1 and incorporated herein by reference)

          Exhibit 2. First Amendment to Settlement Agreement and Release, dated October 8, 1996 between The Krupp Corporation and Liquidity Financial Group, L.P.

                         (filed on November 21, 1997 as Exhibit (c)(2) to the Krescent Schedule 14D-1 and incorporated herein by reference)

          Exhibit 3. Second Amendment to Settlement Agreement, dated January 6, 1997 between The Krupp Corporation and Liquidity Financial Group, L.P.

                         (filed on January 10, 1997 as Exhibit (c)(6) to Amendment 4 to the Krescent Schedule 14D-1 and incorporated herein by reference)

          Exhibit 4. Letter Agreement, dated January 8, 1997, between Krescent Partners, L.L.C. and American Holdings I, L.P.

                         (filed on January 10, 1997 as Exhibit (c)(9) to Amendment 4 to the Krescent Schedule 14D-1 and incorporated herein by reference)

          Exhibit 5. Assumption Agreement, dated January 8, 1997, between American Holdings I, L.P. and Liquidity Financial Group, L.P.

                         (filed on January 10, 1997 as Exhibit (c)(8) to Amendment 4 to the Krescent Schedule 14D-1 and incorporated herein by reference)

          Exhibit 6. Joint Filing Agreement, dated February 10, 1997, among American Holdings I, L.P., American Holdings I-GP, Inc., American Property Investors, Inc., Longacre Corp., and Carl C. Icahn

                         (filed herewith)

                              SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated February 10, 1997


                    AMERICAN HOLDINGS I, L.P.
                    By: AMERICAN HOLDINGS I,- GP, INC. ,General Partner


                    By: /s/ Henry J. Gerard
                            Henry J. Gerard
                    Title:  Vice President



                    AMERICAN HOLDINGS I, GP, INC.


                    By: /s/ Henry J. Gerard
                            Henry J. Gerard
                    Title:  Vice President


                    AMERICAN PROPERTY INVESTORS, INC.


                    By: /s/ John P. Saldarelli
                            John P. Saldarelli

                    Title: Vice President


                    LONGACRE CORP.


                    By: /s/ Edward Mattner
                            Edward Mattner

                    Title: President


                    CARL C. ICAHN


                    By: /s/ Theodore Altman
                            Theodore Altman
                            Attorney-In-Fact




       (Signature Page for Krupp Realty Limited Partnership - V
                             Schedule 13d)

                             Exhibit Index


Exhibit

1. Settlement Agreement and Release, dated June 27, 1996, between The Krupp Corporation and Liquidity Financial Group, L.P.

2. First Amendment to Settlement Agreement and Release, dated October 8, 1996, between The Krupp Corporation and Liquidity Financial Group, L.P.

3. Second Amendment to Settlement Agreement, dated January 6, 1997, between The Krupp Corporation and Liquidity Financial Group, L.P.

4. Letter Agreement, dated January 8, 1997, between Krescent Partners, L.L.C. and American Holdings I, L.P.

5. Assumption Agreement, dated January 8, 1997, between American Holdings I, L.P. and Liquidity Financial Group, L.P.

6. Joint Filing Agreement, dated February 10, 1997, among American Holdings I, L.P., American Holdings I-GP, Inc., American Property Investors, Inc., Longacre Corp., and Carl C. Icahn